UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

May 18, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three Class A ordinary shares.

1	NAMES OF REPORTING PERSONS Fullshare Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 6,400,657 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2018, which was 389,123,410, consisting of 371,749,910 Class A ordinary shares (excluding the 208,134 Class A ordinary shares, represented by 69,378 American Depository Shares, issued and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2018, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

2

1	NAMES OF REPORTING PERSONS Five Seasons XII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 6,400,657 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2018, which was 389,123,410, consisting of 371,749,910 Class A ordinary shares (excluding the 208,134 Class A ordinary shares, represented by 69,378 American Depository Shares, issued and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2018, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

3

1	NAMES OF REPORTING PERSONS Fullshare Value Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(3)
12	TYPE OF REPORTING PERSON PN

(1)	Including 4,104,137 Class A ordinary shares and 6,400,657 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2018, which was 389,123,410, consisting of 371,749,910 Class A ordinary shares (excluding the 208,134 Class A ordinary shares, represented by 69,378 American Depository Shares, issued and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2018, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

4

1	NAMES OF REPORTING PERSONS Fullshare Investment Management III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(3)
12	TYPE OF REPORTING PERSON OO

(1)	Including 4,104,137 Class A ordinary shares and 6,400,657 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2018, which was 389,123,410, consisting of 371,749,910 Class A ordinary shares (excluding the 208,134 Class A ordinary shares, represented by 69,378 American Depository Shares, issued and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2018, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

5

1	NAMES OF REPORTING PERSONS Five Seasons XV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,256,105 ordinary shares, consisting of 23,306,108 Class A ordinary shares(1) and 6,949,997 Class B ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Including 4,104,137 Class A ordinary shares and 6,400,657 American Depository Shares of the Issuer. Each American Depository Share represents three Class A ordinary shares. Each Class A ordinary share is entitled to one vote.

(2)	Each Class B ordinary share is entitled to ten votes.

(3)	Calculation is based on the total number of ordinary shares in Row 9 above divided by the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2018, which was 389,123,410, consisting of 371,749,910 Class A ordinary shares (excluding the 208,134 Class A ordinary shares, represented by 69,378 American Depository Shares, issued and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2018, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

6

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Tuniu Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Item 2(a)	Name of Person Filing:

Each of the following is hereinafter referred to as a “Reporting Person”. This statement is filed on behalf of:

(i)	Fullshare Holdings Limited;
(ii)	Five Seasons XII Limited;
(iii)	Fullshare Value Fund II L.P.;
(iv)	Fullshare Investment Management III Limited; and
(v)	Five Seasons XV Limited.

Item 2(b)	Address or Principal Business Office, or, if None, Residence:

Fullshare Holdings Limited

Unit 2526, Level 25

Admiralty Centre Tower One

18 Harcourt Road, Admiralty

Hong Kong

Five Seasons XII Limited

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG1110

British Virgin Islands

Fullshare Value Fund II L.P.

Campbells Corporate Services Limited

Floor 4, Willow House

Cricket Square, Grand Cayman KY1-9010

Cayman Islands

Fullshare Investment Management III Limited

Campbells Corporate Services Limited

Floor 4, Willow House

Cricket Square, Grand Cayman KY1-9010

Cayman Islands

Five Seasons XV Limited

Vistra Corporate Services Centre, Wickhams Cay II

Road Town, Tortola, VG 1110

British Virgin Islands

Item 2(c)	Citizenship:

See item 4 of each of the cover pages.

7

Item 2(d)	Title of Class of Securities:

Ordinary shares, including Class A ordinary shares and Class B ordinary shares, par value of $0.0001 per share.

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes.

Item 2(e)	CUSIP No.:

The CUSIP number 89977P106 applies to the American Depositary Shares of the Issuer, each representing three Class A ordinary shares of the Issuer, par value $0.0001 per share.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check whether the Person filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ordinary shares of par value of $0.0001 per share of the Issuer, including ordinary shares represented by American Depositary Shares, held by the reporting persons is provided as of the filing date:

			Number of shares as to which the person has
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fullshare Holdings Limited	23,306,108 Class A ordinary shares	7.8%	23,306,108 Class A ordinary shares	0	23,306,108 Class A ordinary shares	0
	6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares
Five Seasons XII Limited	23,306,108 Class Aordinary shares	7.8%	23,306,108 Class A ordinary shares	0	23,306,108 Class A ordinary shares	0
	6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares
Fullshare Value Fund II L.P.	23,306,108 Class A ordinary shares	7.8%	23,306,108 Class A ordinary shares	0	23,306,108 Class A ordinary shares	0
	6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares
Fullshare Investment Management III Limited	23,306,108 Class A ordinary shares	7.8%	23,306,108 Class A ordinary shares	0	23,306,108 Class A ordinary shares	0
	6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares
Five Seasons XV Limited	23,306,108 Class A ordinary shares	7.8%	23,306,108 Class A ordinary shares	0	23,306,108 Class A ordinary shares	0
	6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares		6,949,997 Class B ordinary shares

The calculations in the table above are based on the total number of issued and outstanding ordinary shares of the Issuer as of March 31, 2018, which was 389,123,410, consisting of 371,749,910 Class A ordinary shares (excluding 208,134 Class A ordinary shares, represented by 69,378 American Depository Shares, issued and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) and 17,373,500 Class B ordinary shares, par value $0.0001 per share, as reported by the Issuer in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2018, plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Five Seasons XV Limited is the holder of 23,306,108 Class A ordinary shares (including 4,104,137 Class A ordinary shares and 6,400,657 American Depository Shares, each American Depository Share represents three Class A ordinary shares) and 6,949,997 Class B ordinary shares of the Issuer. Five Seasons XV Limited is a wholly owned subsidiary of Fullshare Value Fund II L.P.. Fullshare Investment Management III Limited is the general partner of Fullshare Value Fund II L.P., and is wholly owned by Five Seasons XII Limited, which is a wholly owned subsidiary of Fullshare Holdings Limited. Accordingly, Fullshare Value Fund II L.P., Fullshare Investment Management III Limited, Five Seasons XII Limited and Fullshare Holdings Limited may be deemed to beneficially own the securities directly held by Five Seasons XV Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

8

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

Fullshare Holdings Limited

By:	/s/ Wang Bo
Name:	Wang Bo
Title:	Director

Five Seasons XII Limited

By:	/s/ Wang Bo
Name:	Wang Bo
Title:	Director

Fullshare Value Fund II L.P.

By: Fullshare Investment Management III Limited Its General Partner
By:	/s/ Jack Tsai
Name:	Jack Tsai
Title:	Director

Fullshare Investment Management III Limited

By:	/s/ Jack Tsai
Name:	Jack Tsai
Title:	Director

Five Seasons XV Limited

By:	/s/ Wang Bo
Name:	Wang Bo
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement